Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (973) 242-5176

Ralph Izzo
Chairman, President and Chief Executive Officer
Public Service Enterprise Group Incorporated
80 Park Plaza, P.O. Box 1171
Newark, NJ 07101-1171

>   **Re: Public Service Enterprise Group Incorporated**
>   **Definitive 14A**
>   **Filed March 7, 2007**
>   **File No. 1-09120**

Dear Mr. Izzo:

        We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

        In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

        If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 15

1. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Ferland's salary and non-equity incentive plan compensation were significantly higher than amounts given to other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Benchmarking, page 17

2. With respect to your benchmarking activities, if you have benchmarked different elements of your compensation against a subset of the peer group set forth on page 17 or a different group of companies than those disclosed, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total 2006 compensation and each benchmarked element of compensation. Please include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Annual Cash Incentive Compensation, page 19

3. Please disclose the specific items of financial and individual operational performance related to your annual management incentive compensation program for 2006 and 2007. See Item 402(b)(2)(v) of Regulation S-K and Instruction 2 to Item 402(b) of Regulation S-K. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these financial performance goals would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If it is appropriate to omit specific targets and you provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, which you have not done here; general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually, are not sufficient. In discussing how likely it will be for the registrant to achieve the necessary targets or other factors, please provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. This includes insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses or

discussion of the correlation between historical achievement and the incentive parameters set for the relevant fiscal period.

4. Please provide an analysis of why the compensation committee chose to establish the size of the maximum award fund as 2.5% of PSEG's net income. In addition, to facilitate an understanding of the compensation earned, disclose for the fiscal year (1) the aggregate dollar amount of the plan funding amount, (2) the dollar amount of the maximum amount based on percentage assigned, that an executive officer could be awarded and (3) the dollar amount of the actual award provided to a named executive officer during fiscal 2006. Please refer to paragraphs (b)(1)(v) and (b)(2)(v) and (vi) of Item 402 of Regulation S-K.

5. Clarify whether the board or compensation committee has exercised discretion to award compensation absent attainment of the relevant performance goals or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goals. See Item 402(b)(2)(vi) of Regulation S-K.

6. Please provide further analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. For example, please explain how the compensation committee determines the corporate factor and how difficult it has been historically for the company to achieve a return on equity that would involve a payout under the annual cash incentive compensation program.

Other Executive Compensation Programs, page 21

Severance and Change in Control Benefits, page 21

7. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Summary Compensation Table, page 23

8. Disclose all assumptions made in the valuation of awards in the option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or in management's discussion and analysis. See the Instruction to Item 402(c)(2)(v) and (vi).

Pension Benefits Table, page 30

9. While you have included a footnote explaining why certain named executive officers received additional years of credited service, it is unclear why each of the named executive officers has a different number of years of credited service for each of the plans in which he participates. Please explain.

Non-Qualified Deferred Compensation Table, page 33

10. You disclose that earnings are based upon the performance of one or more of the life style investment funds or the S&P 500 Fund. Please consider Item 402(i)(3)(ii) of Regulation S-K when drafting corresponding disclosure.

Director Compensation Table, page 37

11. Disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or in management's discussion and analysis. See the Instruction to Item 402(k) of Regulation S-K.

Transactions with Related Persons, page 39

12. Please disclose your policies and procedures regarding the review, approval or ratification of transactions with related persons. See Item 404(b) of Regulation S-K. It is unclear whether you have specific policies designed to address the requirements of Item 404(b) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel